Exhibit 99.153

MANAGEMENT DISCUSSION AND ANALYSIS

Fiscal 2020

mCloud Technologies Corp.

NOTICE

This management's discussion and analysis of the financial condition and results operations (“MD&A”) should be read together with mCloud Technologies Corp. (the "Company", "our", "we", or "mCloud") audited consolidated financial statements and accompanying notes, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the year ended December 31, 2020. Additional information relating to the Company, including its audited consolidated financial statements for the year ended December 31, 2020, can be obtained from documents filed on the System for Electronic Document Analysis (“SEDAR”) at www.sedar.com under mCloud Technologies Corp.

This MD&A is presented as of March 23, 2021. All financial information contained herein is expressed in Canadian dollars, the Company’s reporting currency, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain statements included in this MD&A constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as ‘‘anticipate’’, ‘‘believe’’, “continue”, “could”, ‘‘estimate’’, ‘‘expect’’, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “targeting”, “will” and other similar expressions. All forward-looking statements are based on beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on expectations regarding future growth, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from those anticipated in such forward-looking statements. Although the forward-looking statements contained in the MD&A are based upon what the Company believes to be reasonable assumptions, no assurance can be given that these expectations will prove to be accurate and such forward-looking statements included in this MD&A should not be unduly relied upon by investors. These forward-looking statements are made as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: (i) the ability to obtain sufficient and suitable financing to support operations, development and commercialization of products, (ii) ability to successfully consolidate acquired businesses with the Company's existing operations (iii) the Company will be able to incorporate acquired technologies into its AssetCare™ platform (iv) the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition (v) development activities and wide-spread acceptance of the use of AI (vi) the ability to attract and retain key personnel and key collaborators, (vii) the ability to adequately protect proprietary information and technology from competitors, (viii) market and general economic conditions and (ix) the impact were a significant disruption to its information technology to occur. See also “Risks Factors and Uncertainties” below. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

NON-IFRS FINANCIAL MEASURES

The Company reports its financial results in accordance with IFRS. However, the MD&A contains references to the following non-IFRS financial measures: EBITDA (earnings before interest expense, interest income, income taxes, depreciation and amortization), Adjusted EBITDA (earnings or loss before finance costs, finance income, foreign exchange gain or loss, current and deferred income taxes, depreciation and amortization, share-based compensation, impairment of long lived assets, gain or loss from the disposition of assets, certain salaries, wages and benefits and professional and consulting expenses that management does not consider in its evaluation of operational results specific to non-operational activities, and business acquisition costs and other expenses), EBITDA per common share, Adjusted EBITDA per common share. Non-IFRS financial measures do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. See "Non-IFRS Measures" section below for further details for each measure.

2 | Management Discussion and Analysis

CONTENTS

COMPANY OVERVIEW	5
2020 IN REVIEW	16
COVID-19 UPDATE AND RESPONSE	19
SELECTED FINANCIAL INFORMATION	20
NON-IFRS FINANCIAL MEASURES	37
OUTSTANDING SHARE DATA	39
RISK FACTORS AND UNCERTAINTIES	41

3 | Management Discussion and Analysis

REVENUE FISCAL 2020:

$26.928 m

47% GROWTH YEAR-OVER-YEAR

CONNECTED ASSET COUNT:

59,462

45% GROWTH YEAR-OVER-YEAR

13 OFFICES | 7 COUNTRIES | AI WITH A PURPOSE

4 | Management Discussion and Analysis

COMPANY OVERVIEW

Founded in 2017 with it’s business based principally out of Calgary, Alberta, Canada, mCloud Technologies is a technology company with recurring, as well as technical services, revenue that is focused on bringing its proprietary AssetCare™ solution to the global market. mCloud has technology, operations centers, and satellite offices in cities across Canada, the United States, the United Kingdom, Poland, China, Singapore, and Australia. mCloud combines Artificial Intelligence ("AI"), Internet of Things ("IoT") sensors, and the cloud, to unlock the untapped potential of energy-intensive assets.

mCloud technology empowers businesses, asset managers, operators, and maintainers to take deliberate actions that drive the operational efficiency and care of often overlooked energy assets. These include HVAC units and refrigeration in commercial buildings, wind turbines for renewable energy production, and process control systems, heat exchangers, compressors, and artificial lift systems at process industry facilities around the world.

Through the AI-powered technology housed in the AssetCare platform, mCloud has recently taken its asset performance management capabilities to new heights, making buildings healthier through the use of AI to optimize the quality of indoor air in buildings, and applying AI to decarbonize assets in high-risk sectors that include oil and gas.

AssetCare™ is delivered to customers through commercial multi-year subscription contracts. AssetCare is deployed to customers through a cloud-based interface accessible on desktops, mobile devices, and hands-free digital eyewear, with assets monitored around-the-clock by a global Live Operations (“LiveOps”) team assisted by AI. AssetCare™, through its use of business analytics and data science, adds value to customer data, thus ensuring productivity, operational and financial gains to the customer. The Company’s commercial engagements with customers provide “Results-as-a-Service” driven by returning measurable results to the customers through their engagement with AssetCare™ solutions. Customer engagements generally mirror the terms of traditional “Software-as-a-Service” (or “SaaS”) contracts, and the Company employs similar revenue recognition policies.

5 | Management Discussion and Analysis

MANAGEMENT TEAM

mCloud’s management team are recognized industry leaders from every corner of high tech, finance, and enterprise asset management with decades of experience in the markets where mCloud operates. The team brings deep experience leading private and mature public companies from around the world.

AI WITH A PURPOSE

mCloud is one of Canada’s fastest-growing high-tech companies and has been a TSX-V Top 50 company for two years running. Building on mission-critical technologies initially developed for aerospace, defense, and nuclear energy applications, the Company applies these technologies to enable businesses to be more:

Sustainable: using AI and analytics to curb energy waste in commercial buildings and mitigate industrial gas emissions.

Productive: deploying 3D digital twins and augmented/mixed reality to enable distributed teams to operate and maintain critical infrastructure without needing to be onsite.

Resilient: leveraging remote connectivity to enable business continuity even under stressful economic conditions such as the ongoing COVID-19 pandemic and the global decline in oil prices

The Company possesses a deep portfolio of intellectual property, including 15 patents and a global customer base in retail, healthcare, heavy industry, oil and gas, nuclear power generation, and renewable energy. mCloud works with over 100 blue-chip customers worldwide including notable brands such as Bank of America/JLL, Duke Energy, Husky, AltaGas, SoftBank, TELUS, General Dynamics, and Lockheed Martin.

6 | Management Discussion and Analysis

The Company delivers solutions to customers via its AssetCare technology platform, focused on five key high-growth markets:

CONNECTED BUILDINGS

AI and analytics to automate and remotely manage commercial buildings, driving improvements in energy efficiency, occupant health and safety, food safety and inventory protection, and more profit per square foot.

CONNECTED WORKER

Cloud software connected to mobile phones, tablets, and third party hands-free head-mounted "smart glasses" combined with mixed reality capabilities to help workers in the field stay connected to experts remotely, facilitate repairs, and provide workers with an AI-powered "digital assistant."

CONNECTED HEALTH

Health Insurance Portability and Accountability Act ("HIPAA")-compliant remote health monitoring and connectivity to caregivers using mobile apps and wireless sensors enable 24/7 care without the need for in-person visits, including customers at elder care facilities, age-in-place situations, and medical clinics.

CONNECTED INDUSTRY

Process assets such as those found in the oil and gas segment targeting control endpoint monitoring, equipment health, and asset inventory management capabilities driving lower cost of operation for field assets and access to high-precision 3D digital twins enabling remote Management of Change ("MOC") functions across distributed teams.

CONNECTED ENERGY

Inspection of wind turbine blades using AI-powered computer vision and the deployment of performance analytics to maximize wind farm energy production yield and availability.

All of the Company’s solutions are powered by the common technology stack provided by AssetCare and unique to mCloud. This universal technology platform enables the Company to rapidly create and scale solutions using IoT, AI, and cloud capabilities using real-time information contextualized to each asset through the use of secure communications, 3D, and remote connectivity.

7 | Management Discussion and Analysis

The technology that mCloud employs makes the Company a key player in Clean-Tech and a leader in driving Environmental Social and Governance (“ESG”) initiatives. mCloud today operates in seven countries with a platform solution that is being actively offered in over 12 countries worldwide, signifying mCloud as a truly global player.

Management has been and continues to be deliberate at organically scaling mCloud’s business by leveraging the acquisitions it made in 2018 (NGRAIN Canada Corporation), 2019 (Agnity Global Inc. “Agnity”, and mCloud Technologies Services Inc. “MTS”, formerly Autopro Automation Consultants Ltd.) and 2020 (Construction Systems Associates, Inc. “CSA”, the assets of AirFusion Inc. (“Airfusion”) and kanepi Group Pty Ltd. “kanepi”). Acquired technologies and their corresponding IP have now been integrated into AssetCare.

Management has a continued focus in two major areas; (i) integrating all acquired technologies and talent into the delivery and operation of a portfolio of AssetCare™ solutions which is well underway, and

(ii)       taking AssetCare™ to new customers and new markets. Management identified the following activities discussed below as the primary drivers for the Company’s performance during the three and twelve months ended December 31, 2020, which it expects will create robust growth velocity in 2021 and beyond.

ADVANCES IN TECHNOLOGY DEVELOPMENT

2020 was a pivotal year in mCloud’s history as its Technology team remained focused on making significant advances in technology development and the launch of new capabilities. These concentrated activities are creating new revenue opportunities through AssetCare™ that began in 2019. The previously launched technology offerings via the AssetCare™ platform, including 3D Digital Twins, Connected Worker, and Connected Industry solutions, have been further amplified through internal technology development, coupled with the synergies of new technologies acquired this year (CSA, AirFusion and kanepi).

8 | Management Discussion and Analysis

INDOOR AIR QUALITY (IAQ)

Q1 2020 introduced COVID-19 to the global stage. COVID-19 has had, and continues to have an alarming impact on economies across the globe. In response to the threats presented by COVID-19, many companies were forced to examine how they could better protect their workforce and consumers by ensuring healthy indoor air quality. These efforts are wide-spread as many cities continue to evaluate re- entry programs. mCloud was quick to expand its AssetCare™ offering and began combining the AI- powered HVAC and indoor air quality capabilities of the Company’s AssetCare™ platform with indoor air quality monitoring and air purification technology based on active particle control through a partnership with SecureAire LLC (“SecureAire”). SecureAire LLC has undergone significant testing at health care provider facilities such as UC Davis, St Mary’s Heath Care for Children, and reviews from the American Journal for Infectious Controls.

mCloud and SecureAire collaborated to expand their respective building footprints in commercial facility management. Through the Company’s AssetCare™ platform, mCloud offers a complete automated solution enabling restaurants, retail, long-term care, and commercial facility operators to use AI to continuously drive indoor air quality that meets or exceeds commercial building standards established by the American Society of Heating, Refrigerating, and Air Conditioning Engineers (“ASHRAE”).

Below is an actual example of a live site, illustrating the “before” and “after” impact that mCloud’s AssetCare™ solution for indoor air quality (“IAQ”) can have on a connected building. Through the use of intelligent IAQ sensors, around-the-clock monitoring, and connected air purification, indoor environments with particulate levels well beyond safe limits can be made healthy.

9 | Management Discussion and Analysis

The combined offering deploys mCloud’s AssetCare through commercial IoT thermostats with humidity and air quality sensors to adaptively ventilate and manage building airflow based on how a building is being used. SecureAire provides an air filtration system used today in more than 60 hospitals, based on semiconductor clean-room technology that takes advantage of this managed airflow to drive airborne contaminants to an electrostatic field that supplies the necessary voltage to oxidize and kill dangerous pathogens and viruses such as COVID-19. Through the use of analytics, mCloud and SecureAire can also provide facility managers with the ability to Measure and Verify (“M&V”) the air quality of their spaces in real-time.

To complement the SecureAire solution, the Company added support for additional air purification capabilities, including low-profile active ionization and UV options well-suited for small and mid-size commercial buildings in Q3 2020. These capabilities expand mCloud’s viability as an indoor air quality solution provider to small-box retail and food-service operations.

10 | Management Discussion and Analysis

ADVANCED VISUALIZATION AND CONNECTED WORKERS

mCloud has made substantial progress in its Connected Worker, AssetCare™ Enterprise, and Advanced Visualization segments, having brought to market new 3D and AI-based capabilities that contribute to the Company’s position as a technology leader in the space of industrial asset management.

In 2020, mCloud delivered an innovative 3D Digital Twin solution to a major LNG provider based in Southeast Asia, combining high-resolution laser scans with the cloud to enable access to an online 3D model of an entire LNG facility. These 3D models included drawings, design, and engineering data, which brought the “plant to the office” and provided engineers and operations staff with remote access to key facility data on-demand.

11 | Management Discussion and Analysis

On October 1, 2020, the Company announced it had partnered with Aiqudo, to bring Natural Language Processing (“NLP”) and voice-enabled interactions to AssetCare solutions for Connected Workers. Through AssetCare’s AI and NLP, mobile workers will be able to interact with AssetCare solutions through a custom digital assistant using natural language. In the field, industrial asset operators and field technicians will be able to complete asset inspections and operator rounds using common language instead of complex queries or special commands - an industry first. These capabilities are expected to minimize the effort required to onboard new AssetCare end users.

In December 2020, mCloud launched three new mobile apps under the banner of AssetCare™ Enterprise Mobile for connected workers, leveraging the enterprise visual analytics technology acquired from kanepi Group Pty Ltd. and previously integrated Agnity Mobile

The first of these was a new app for remote collaboration with capabilities enabling front-line field operators and maintainers to virtually work with technical subject matter experts in the back-office through a secure video conferencing link. Photos, videos, and technical documentation can be shared and viewed remotely to help field workers complete work orders faster and more accurately.

A second digital workflow app enabled businesses to embrace paperless forms, checklists, and step-by- step procedures to enable teams to ensure actions in the field are taken and that actions are able to be documented and added to an asset’s record in the cloud. Operator rounds, permit-to-work, and visual inspections are among the many different mobile workflows possible through AssetCare Mobile.

A third visualization app synced front-office operations with back-office systems through the use of a single dashboard view of all connected assets and workers, enabling all teams to work from a “single source of truth” in the field. AssetCare-connected asset performance data can be seen in real-time through AssetCare Mobile, allowing field workers to see the performance and health of the assets they are working on, as they are working on them. Other forms of visualization, including 3D and mixed reality capabilities allow workers to locate, wayfind, and orient themselves to specific tagged assets in the field.

12 | Management Discussion and Analysis

CONNECTED ASSET COUNT

As at December 31, 2020, the Company had 59,462 connected assets (December 31, 2019 - 41,088). This represents a 56% increase in total connected assets from the same period last year.

Over 1,000 oil and gas assets under multi-year recurring revenue contracts form a portion of the total new connected assets in the period. Given the standstill of legacy technical project services due to government workplace restrictions since March, mCloud successfully put AssetCare’s remote connectivity into action continuing to work with customers at every opportunity possible. The mobile Connected-Worker digital smart glasses were being used by mCloud teams to remotely guide customers through the process of digitally scanning their facilities. Our 3D Digital Twin capabilities allow teams to collaborate over the cloud and eliminate onsite visits for operations and maintenance, the key to success in a season impacted by the social distancing restrictions of COVID-19.

MARKETING AND BUSINESS DEVELOPMENT

New marketing and business development initiatives continue to create awareness and generate demand for AssetCare™. The unexpected COVID-19 global pandemic has made customer outreach even more critical to our success. With an emphasis on advanced technology and early technology adoption, the mCloud team has been able to quickly pivot during this time, and customer engagement has grown significantly, both with existing and new clients.

Consistent with the Company’s philosophy around applying AI and analytics, marketing and business developments are highly targeted, routinely employing rigorous test-and-target and multivariate methods to drive maximum reach, conversion, and optimize cost per acquired customer. These enable the Company to generate new business leads and opportunities at a lower cost than through traditional marketing techniques alone, in some cases reducing the cost to acquire new leads by approximately 44%. These marketing tactics also improve the Company’s ability to rigorously qualify opportunities, engage prospects in the buying process, and accelerate time-to-close.

mCloud hosted its annual mCloud Connect user conference virtually in September 2020, which saw over 300 attendees from across all segments of the Company’s business. Many of these attendees were high quality prospects for AssetCare™ solutions. The conference included a keynote and numerous panel sessions with industry experts and thought leaders spotlighting mCloud’s position as a provider of essential capabilities in the “new normal” established by COVID-19.

13 | Management Discussion and Analysis

SEGMENTED GLOBAL SERVICEABLE MARKET

The table below represents market estimates for North America and Europe based on compiled third- party data.

Source (US): https://www.statista.com/statistics/244616/number-of-qsr-fsr-chain-independent-restaurants-in-the-us/ Source (CA): https://www.statista.com/statistics/572702/number-of-fast-food-restaurants-in-canada/

Source (UK): https://www.statista.com/statistics/712002/fast-food-outlets-united-kingdom-uk-by-type/ Source (CN): https://www.ibisworld.com/china/market-research-reports/fast-food-restaurants-industry/ Source (US): https://www.statista.com/statistics/208059/total-shopping-centers-in-the-us/

Source (CA): https://www.thestar.com/business/2017/05/06/how-neighbourhood-malls-are-struggling-to-survive.html Source (UK): https://www.statista.com/statistics/912126/shopping-center-numbers-by-country-europe/

Source (DE): https://www.statista.com/statistics/523100/number-of-shopping-centers-in-germany/

Source (IT): https://www.duffandphelps.com/-/media/assets/pdfs/publications/real-estate-advisory-group/real-estate-market-study-on-retail-sector-may-2019.ashx Source (CN): https://www.chinadaily.com.cn/a/201901/11/WS5c380388a3106c65c34e3e65.html

Source (SG): https://sbr.com.sg/commercial-property/commentary/are-there-too-many-malls-in-singapore Source (AUS): https://www.scca.org.au/industry-information/key-facts/

Source (US): https://www.cdc.gov/nchs/fastats/residential-care-communities.htm

Source (SG): https://www.moh.gov.sg/resources-statistics/singapore-health-facts/health-facilities Source (AUS): https://www.gen-agedcaredata.gov.au/Topics/Services-and-places-in-aged-care

Source (SA): https://www.sidf.gov.sa/en/IndustryinSaudiArabia/Pages/IndustrialDevelopmentinSaudiArabia.aspx Source (SA): https://www.saudiaramco.com/-/media/publications/corporate-reports/2015-ff-saudiaramco-english.pdf Source (SG): Petronas Annual Report 2018: https://www.petronas.com/

Source (Global): Irena and the American Wind Association (AWEA) Source (Global): World Economic Forum and Parker Bay

Source (Canada and EU): Confederation of EU Paper Industry; Natural Resource Canada; Bureau of Labor Statistics

mCloud has conducted extensive research to size the markets and opportunities it can access through its AssetCare™ platform. The Company estimates it has the capability of serving over 7.3 million commercial buildings and 34,000 industrial sites in 20 different locales throughout North America and Europe alone, with each building or site representing multiple potential connectable assets, workers, or 3D digital twins (see above figure for an overview).

Serviceable commercial buildings include restaurants, mid-size retail (including retail finance sites such as bank branches), and long-term care facilities. In these buildings, mCloud connects to assets such as HVAC, lighting, and refrigeration units. Connectable workers include people involved in the day-to-day operation or maintenance of these commercial buildings, including mechanical service workers and facility managers.

Industrial sites include oil and gas (“O&G”), liquefied natural gas (“LNG”), and floating production storage and offloading (“FPSO”) facilities, as well as wind farms, mining processing plants, and pulp and paper facilities. In these locations, connectable assets include process control systems, heat exchangers, pumps, and gas compressors. Connectable workers include field operators, maintainers, engineers, asset managers, and plant managers. The Company’s experience in delivering digital 3D models from entire multi-billion-dollar assets the size of a FPSO vessel down to asset subcomponents such as wind turbine blades creates large obtainable market opportunities.

14 | Management Discussion and Analysis

Based on the average monthly fee currently generated per connection or 3D digital twin, the Company estimates the current obtainable market opportunity to be approximately $24 billion in recurring revenue per annum including all potential targeted assets, workers, and 3D digital twins that mCloud can currently address.

INTELLECTUAL PROPERTY

The Company retains a portfolio of 15 software patents in HVAC energy efficiency, 3D, asset management, and a portfolio of 12 registered trademarks, including marks related to mCloud and AssetCare™.

The Company further protects its proprietary source code and algorithms as trade secrets, limiting access to those employees who need to know such information.

GLOBAL FOOTPRINT AND EXPANSION

Through its ongoing organic growth combined with its strategic acquisition initiatives, mCloud continues to gather momentum and recognition around the globe. The key to this strategic initiative is the creation of a foothold and sales presence in the southern hemisphere. The announcement of the closing of the Company’s acquisition of kanepi in October 2020, an information and visualization tech leader, brings additional business from major oil and gas, offshore Floating Production Storage Offloading (FPSO), Liquified Natural Gas (LNG), and mining facilities. The advanced visualization analytics solutions offered by kanepi have demonstrated the ability to provide an immediate and positive impact on the industrial operations of energy-intensive assets. The core technologies from kanepi are actively being integrated into mCloud’s AssetCare cloud platform, applicable to all AssetCare™ offerings, including the Company’s mobile Connected Worker solution delivered on RealWear headsets.

15 | Management Discussion and Analysis

2020 IN REVIEW

During fiscal 2020, mCloud has continued to carry out its strategic plan, including numerous financings, acquisitions, and corporate initiatives for long-term growth and access to capital markets.

Q1 ACTIVITIES

Q1 was intensely focused on financings, and closing of two acquisitions; CSA and AirFusion.

Upon closing of its Special Warrant financing on January 27, 2020, the Company issued 3,332,875 special warrants for gross proceeds of $13.332 million. The Special Warrants provided for certain exercise conditions. On April 17, 2020, the Company filed its final short form base shelf prospectus (the “Prospectus”), allowing the Company to offer, from time to time, over a 25-month period, common shares, preferred shares, debt securities, subscription receipts, warrants and units with an aggregate value up to $200 million. A receipt for the Qualification Prospectus was obtained on April 29, 2020, which was after the date of before which the Company agreed to complete the Qualification Prospectus, being March 14, 2020. This delay resulted in a Penalty Provision, which entitled holders, at no additional cost, 1.1 Units per Special Warrant, rather than one Unit. On April 30, 2020 the Company filed a prospectus supplement (the “Supplement”) and on May 4, 2020 the unexercised Special Warrants were exercised and converted into 3,666,162 Units of the Company, consisting of 3,666,162 Common Shares and 1,833,081 Warrants.

Effective January 24, 2020, the Company completed its acquisition of Construction Systems Associates, Inc., USA (“CSA”). CSA is a leading provider of 3D laser scanning solutions for energy facility management. The CSA acquisition enhances AssetCare™ through the creation of 3D Digital Twins, or digital replicas of energy assets and process facilities accessed through AssetCare™. 3D Digital Twins enable industrial facility operators to substantially and remotely improve the health and efficiency of process assets.

On February 10, 2020, the Company announced that it had signed a contract, effective February 7, 2020, for a tuck-in acquisition of AI visual inspection technology from AirFusion. The acquisition completed May 15, 2020, following COVID-19 delays.

On February 10, 2020, the Company signed an Expression of Interest to acquire Australia-founded Building IQ (“BiQ”). On March 22, 2020, the Company further announced its decision to re-evaluate alternatives with BiQ resulting from material misrepresentations found during due diligence. The Company has filed a claim under Delaware law to recover a secured $0.500 million loan already provided to BiQ as well as a Break-Fee of $0.500 million. The claim is currently delayed in the Delaware law courts due to COVID-19.

Q2 ACTIVITIES

Q2 offered additional opportunities to further its partnership offerings to advance the AssetCare suite of technologies, as well as it’s expansion globally.

The Company announced partnership agreements with two third-party solution providers, (i) SecureAire LLC (“SecureAire”) and (ii) Ensosoft Middle East FZ, LLC (“nybl”). Its partnership with SecureAire will enable mCloud to offer a connected indoor air quality solution for commercial buildings. nybl is a technology company developing optimization solutions for the oil and gas industry, and consideration was paid for a Mutual Reseller Agreement when the Company entered into this arrangement. The arrangement provides mCloud the ability to integrate into AssetCare™ for Connected Industry. Also included in the partnership was cooperation with nybl to deliver joint solutions to connect and optimize an initial 2,000 oil wells in Kuwait and North America which, due to COVID-19 restrictions, is expected to be picked up in Q2 2021..

16 | Management Discussion and Analysis

In a final step towards integration of Autopro (acquired in July 2019), it changed its name to mCloud Technologies Services Inc. (“MTS”).

Q3 ACTIVITIES

Co-led by Raymond James and Eight Capital, a syndicate of underwriters, which included Gravitas Securities Inc. and Paradigm Capital Inc, the Company closed its Public Offering and Exercise of Underwriters’ Over-allotment option of 3,150,686 units of the Company (the "Units"), which includes the exercise in full of the over-allotment option, at a price of $3.65 per Unit, for aggregate gross proceeds to the Company of $11.500 million (the "Offering"). Each Unit is comprised of one common share (a "Common Share") and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a "Warrant"). Each Warrant is exercisable to acquire one common share of the Company (a "Warrant Share") until July 6, 2022, at an exercise price of $4.75 per Warrant Share, subject to adjustment in certain events.

On July 16, 2020, the Company announced that it has closed its previously announced $4.000 million non- brokered unit offering (the "Offering") on amended terms. The Company issued an aggregate of 1,095,890 units of the Company (each, a "Unit") at a revised price of $3.65 per Unit, with each Unit consisting of one common share of the Company (each, a "Common Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"), with each Warrant being exercisable to acquire one common share of the Company (a "Warrant Share") at an exercise price of $4.75 per Warrant Share for a term of five years following the closing of the Offering.

On September 8, 2020, the Company appointed RCA Financial Partners to provide investor relations services, with Wayne Andrews or RCA acting as the authorized individual on behalf of the Company.

Q4 ACTIVITIES

On October 1, 2020, the Company announced it entered into a strategic partnership with Aiqudo Inc. (“Aiqudo”), leveraging Aiqudo’s Q Actions® Voice AI platform and Action Kit SDK to bring new voice- enabled interactions to the mCloud AssetCare Mobile solution for connected workers. The Aiqudo technology enables workers in the field using AssetCare Enterprise Mobile to call up information on- demand with a single natural language request, eliminating the need to search using complex queries or special commands. This capability helps field workers get onboard with using AssetCareTM Enterprise Mobile without needing to spend time learning how to use the solution.

Furthering its expansion globally, the Company announced it’s signing of a definitive agreement to acquire kanepi Group Pty Ltd. (“kanepi”), an information, visualization, and analytics software technology company headquartered in Perth, Australia, with a development center in Singapore. The acquisition of kanepi, which was made through a newly incorporated subsidiary of mCloud, will supplement mCloud’s customer base and accelerate the expansion of AssetCare™ to new asset classes. kanepi’s footprint in the southern hemisphere is expected to bolster mCloud’s presence in a variety of process industries including upstream and midstream oil and gas, offshore FPSOs, LNG, and mining facilities.

On October 13, 2020, the Company closed the acquisition of kanepi. As consideration for the acquisition, the Company paid to the sellers of kanepi aggregate cash of AUD$5.000 million and issued 2,669,090 common shares. Shares were subject to a 30-month lock-up with 25 percent of shares to be released from lock-up on the 12, 18, 24 and 30-month anniversaries of the closing date. Subject to kanepi earning AUD$10.000 million of revenue during a 12-month period following closing, or AUD$14.000 million of revenue during the 24-month period following closing, or kanepi meeting certain customer acquisition targets during these periods, the Company may make two additional payments to the sellers of AUD$1.000 million each (the “Earn-out Payments”). If earned, 50% of each Earn-out Payment will be made in cash, with the remainder satisfied by the issuance of common shares based on a price per share equal to the volume weighted average trading price of the common shares on the TSX-V for the 15 trading days immediately prior to the date on which the applicable earn-out condition is satisfied.

17 | Management Discussion and Analysis

On December 7, 2020, the Company received subscription proceeds for its first tranche of a private placement offering of convertible unsecured subordinated debentures (the “Debentures”) at a price of US$100 per Debenture for gross proceeds of US$2.895 million. The Company indicated it expected to complete future tranches of the offering.

On December 22, 2020, the Company announced it had signed its first ten AssetCare contracts with building operators based in New York, kicking off a new commercial building campaign for the Company aimed at businesses operating portfolios of small- and medium-sized buildings in New York and California. The first customers from this campaign included globally recognized restaurants, automotive dealers, fitness centers, and other customers who each operate multiple locations in New York and California.

SUBSEQUENT TO YEAR END UPDATES

The Company closed the first tranche of its private placement offering of convertible unsecured subordinated debentures (the “Offering”), at a price of USD $100 per debenture, on January 1, 2021. The total gross proceeds from the first tranche is USD $2.798 million which was received by the Company prior to December 31, 2020. Subsequent to December 31, 2021, the Company further received total proceeds of $2.895 million which will be held in trust until the until the convertible debt certificates are issued.

To date the Company has agreed to compensate its agents for this capital raise an aggregate of

•	USD $379,975 as cash compensation;
•	2,027 broker warrants, each exercisable for a common share of the Company at a price of USD $1.48 per common share;
•	73,333 broker warrants, each exercisable for a common share at a price of USD $1.53 per common share;
•	41,189 broker warrants, each exercisable for a common share of the Company at a price of USD

$1.85 per common share; and

•	11,594 broker warrants, each exercisable for a common share of the Company at a price of USD

$2.07 per common share.

In early February 2021, mCloud announced it had signed a Memorandum of Understanding (“MOU”) with Invest Alberta Corporation (“IAC”), a wholly-owned Crown Corporation of the Province of Alberta, to relocate its headquarters to Calgary. These events are expected to accelerate the development and adoption of its offerings through expanded access to key customers, increased capital availability, and mCloud’s ability to leverage the Province of Alberta’s extensive domestic and international network.

mCloud plans to grow its business in close cooperation with IAC and a number of other Alberta-based agencies as the province sets its sights on reducing emissions, driving greater energy efficiencies, and adopting new technologies to decarbonize energy infrastructure and improving the ESG standing of companies in the oil and gas industry. The Company also expects the move will accelerate product development and enable revenue growth from increased adoption of its offerings. The planned relocation to Calgary is currently underway.

The Company also announced in mid-February that it had signed an MOU with Fidus Global, LLC (“Fidus Global”) to commence sales, implementation, and ongoing field services for mCloud’s AssetCare segment for Connected Buildings in the United States. This partnership sees Fidus immediately targeting over 5,000 commercial buildings and is expected to scale to tens of thousands of commercial buildings across the country in the months ahead.

18 | Management Discussion and Analysis

In March 2021, mCloud announced its plans to have its first major ESG rollout of an AssetCare fugitive gas emission and leak detection in Alberta this year. The Company also welcomed Kim Clauss as mCloud’s new Executive Vice President of HR and Global Talent with plans to grow the Company’s presence in Alberta and internationally.

COVID 19 UPDATE AND RESPONSE

On March 11, 2020, the World Health Organization declared the spread of COVID-19 a global pandemic. Actions have been taken globally to contain COVID-19 as it began and continued to impact businesses throughout the year. These impacts included business interruption as well as the triggering of a significant volatility in the financial markets. Despite the far-reaching implications of this pandemic, our business continues to operate as usual. Being a highly global organization, our work-force is accustomed to working remotely and using technology to connect, collaborate and create outcomes. For those staff who were not already accustomed to working remotely, the organization was capable of quickly pivoting and ensuring that each individual was able to continue their regular working patterns and outcomes from the safety of their home offices. Most importantly, COVID-19 has increased demand for the kind of remote connectivity AssetCare™ delivers.

With the introduction of next-generation AssetCare™ capabilities (known internally as “AssetCare 2.0”), new connected worker capabilities, and “Back to Work” technology offerings, mCloud is well poised to be a key player in helping companies around the globe resume regular operations, with employee and stakeholder health and safety at the forefront.

CANADIAN AND US GOVERNMENT SUPPORT

On April 11, 2020, the Government of Canada enacted the Canada Emergency Wage Subsidy (“CEWS”). CEWS allowing Canadian employers, subject to eligibility, to receive a 75% subsidy on each employees’ wages up to $0.0587 million. Initially the program was meant to last 12 weeks, retroactive to March 15, 2020. In November 2020, the Government extended the subsidy until June 2021.

The company received wage subsidies of $0.821 million for payroll related to the quarter ended December 31, 2020 and a total of $2.686 million in the current fiscal year. These have been recorded as other income in accordance with IAS 20 (“IAS 20”) Accounting for Government Grants and Disclosure of Government Assistance.

As at December 31, 2020, $0.515 million was included in trade and other receivables on the Consolidated Statement of Financial Position as the cash funding was not received until post year end.

In the United States, the Federal Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act on March 27, 2020, which included $349 billion earmarked for the Paycheck Protection Program. The program was launched on April 3, 2020 and the Company received $1.160 million. During the year ended December 31, 2020 the Company received $24,457 of loan forgiveness. The benefits received by the Company from these loans, where interest rates are lower than market rates, were accounted for in accordance with IAS 20 and recorded as other income in the consolidated statements of loss and comprehensive loss.

IMPACT ON STRATEGIC PLAN AND GROWTH

In response to COVID-19, the Company has cultivated new opportunities to engage with new and existing customers needing to adjust to the business climate and operating restrictions created by COVID-19. mCloud’s AssetCare solution is hosted by Microsoft Azure, recognized by many as the leading cloud platform for enterprise software and solutions. Our team has worked closely with Microsoft, including partnering with their Azure solutions team to take AssetCare solutions to market around the world.

With the introduction of AssetCare™ 2.0, connected worker and “Back to Work” technology offerings, mCloud is well poised to be a key player in helping companies around the globe resume regular operations, with employee and stakeholder health and safety at the forefront.

19 | Management Discussion and Analysis

The Company continues to assess the economic impacts of the novel coronavirus (“COVID-19”) pandemic on its future operations, including the liquidity forecast and valuation of the Company’s intangible and goodwill assets related to recent acquisitions. As at December 31, 2020, management has determined that the value of the Company’s assets are not materially impacted. In making this judgment, management has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions, and potential disruptions in commodity prices and capital markets.

SELECTED FINANCIAL INFORMATION

The information in the tables below is derived from the Company’s audited consolidated financial statements (excluding EBITDA, Adjusted EBITDA, EBITDA per common share and Adjusted EBITDA per common share). Accordingly, the information below is not necessarily indicative of results for any future quarter.

The following selected annual information of the results of operations for the current and comparable prior years for the Company. These have been prepared in accordance with IFRS as issued by IASB and are presented in Canadian dollars which is the functional and presentation currency of the Company. All figures reported in the MD&A are reported in thousands, except for per share, stock option, common share, percentages and unit amounts.

Year ended December 31,	2020 $	2019(2) $	2018 $
Revenues	$26.928	$18.340	$1.794
Gross profit	$16.647	$10.757	$1.247
Expenses	$46.360	$27.138	$12.517
Other expenses	$5.148	$11.514	$0.918
Net Loss	$(34.861)	$(27.895)	$(12.188)
EBITDA[1]	$(23.026)	$(23.311)	$(11.576)
Adjusted EBITDA[1]	$(6.018)	$(5.763)	$(7.076)
Loss per common Share
Basic and Diluted	$(1.69)	$(2.43)	$(1.77)
EBITDA[1] per common Share
Basic and Diluted	$(1.06)	$(1.90)	$(1.69)
Adjusted EBITDA[1] per common share
Basic and Diluted	$(0.28)	$(0.47)	$(1.03)
Total Assets	77.319	59.859	6.234
Total non-current financial liabilities	33,443	32,146	50

1.	Refer to section Non-IFRS Financial Measure: Adjusted EBITDA for details
2.	The 2019 deferred income tax recovery has been increased by $815,000 to reflect the immaterial reclassification between income and equity and for the deferred income taxes related to convertible debentures issued.

20 | Management Discussion and Analysis

REVENUE

	Three Months Ended December 31,			Year ended December 31,
Revenue	2020	2019	Change %	2020	2019	Change
xxx	$9.223	$10.009	(8)%	$26.928	$18.340	47%

The decrease in revenue of $(0.786) million in the three months ended December 31, 2020 is due to a decrease in revenues for Engineering Services which require travel to site and in-person activities were largely stopped in 2020 resulting from the COVID-19 pandemic. Offsetting this decrease, the recurring connected asset segment of the revenues, AssetCare™ overtime and AssetCare™ enablement experienced significant year on year growth.

As the Company continues to implement its strategic initiative of bringing awareness and creating demand for AssetCare™, we saw a significant uptick in December 2019 in AssetCare Initialization due to several significant clients coming on-board for the first time with AssetCare™ contracts. Of total AssetCare™ initialization revenue of $5.965 million for the year ended December 31, 2019, 73% was recognized in the last quarter. This is contrasted with the year ended December 31, 2020, where we saw a much more even recognition of AssetCare™ initialization throughout the year, with total revenues in this category of $7.689 million with 35% recognized in the last quarter.

We have seen a 335% growth in AssetCare™ over time for the three months ended December 31, 2020 to

$5.546 million ($1.276 million - for the three months ended December 31, 2019), and a $9.869 million increase from $2.940 million for the year ended December 31, 2019, to $12.809 million for the year ended December 31, 2020. This increase was expected as we have onboarded and continue onboarding clients to the AssetCare™ SaaS model.

Engineering services, which is highly dependent on performing in-person services, were impeded by COVID-19 restrictions. As a result we, saw a $3.375 million decrease when comparing the three months ended December 31, 2020 and the same period of 2019. Engineering services showed a $3.000 million decrease for the year ended December 31, 2020. This was a direct impact of COVID-19 and our inability to perform in-person engineering services. We expect to begin seeing a steady improvement in these revenues in the quarters to come.

In the following table, revenue is disaggregated by nature and timing of revenue recognition.

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
AssetCare initialization	$2.672	$4.354	$7.689	$5.965
AssetCare over time	5.546	1.276	12.809	2.940
Engineering services	1.005	4.379	6.430	9.436
Total	$9.223	$10.009	$26.928	$18.340

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
Revenue recognized over time	$4.757	$5.655	$18.551	$12.375
Revenue recognized at point in time upon completion	4.466	4.354	8.377	5.965
Total	$9.223	$10.009	$26.928	$18.340

21 | Management Discussion and Analysis

The Company operates in one operating segment. For the purpose of segment reporting, the Company’s Chief Executive Officer (CEO) is the Chief Operating Decision Maker. The determination of the Company’s operating segment is based on its organizational structure and how the information is reported to the CEO on a regular basis. The Company’s revenue is generated from its customers in Canada, the United States of America, Asia-Pacific, Europe (“APAC”), the Middle East and Africa (“EMEA”), and China. The Company’s assets primarily reside in North America and Australia.

The table below presents significant customers who accounted for greater than 10% of total revenues for the years ended December 31, 2020, and 2019:

	2020	2019
Customer A	14%	n/a
Customer B	13%	11%
Customer C	Less than 10%	20%

COST OF SALES, GROSS PROFIT, GROSS MARGIN %

	Three Months Ended December 31,			Year ended December 31,
	2020	2019	Change %	2020	2019	Change
Cost of sales	$3.579	$3.694	(3)%	$10.282	$7.583	36%
Gross profit	$5.644	$6.315	(11)%	$16.647	$10.757	55%
Gross margin %	61%	63%		62%	59%

Cost of sales for the three months ended December 31, 2020 of $3.579 million decreased slightly from cost of sales for the three months ended December 31, 2019 of $3.694 million. Gross profit for the three months ended December 31, 2020 decreased 11% to $5.644 million from $6.315 million for the three months ended December 31, 2019 due a change in revenue types.

Cost of sales for the year ended December 31, 2020 increased to $10.282 million from $7.583 million for the year ended December 31, 2019. Gross profit for the year ended December 31, 2020 increased to

$16.647 million from $10.757 million for the year ended December 31, 2019 due to a change in revenue types and significantly higher revenues. As the Company experiences a shift in its product offering, towards more SaaS based revenue, we begin to see an improvement in margins.

OPERATING EXPENSES

	Three months ended December 31,			Year ended December 31,
	2020	2019	Change %	2020	2019	Change %
Salaries, wages and benefits	$4.486	$3.803	18%	$20.885	$10.314	102%
Sales and marketing	0.304	$1.258	(76)%	1.536	3.167	(51)%
Research and development	0.323	$(0.056)	(675)%	1.078	0.498	116%
General and administration	1.924	$1.341	44%	5.742	3.295	74%
	$7.037	$6.346	11%	$29.241	$17.274	69%

22 | Management Discussion and Analysis

Operating expenses for the three months ended December 31, 2020, increased by a modest 11% or $0.691 million compared with the three months ended December 31, 2019. The increase of 18% for salaries, wages and benefits represents the additional headcount between Q4 2019 and Q4 2020 related to the acquisition of CSA, and the added headcount from AirFusion and kanepi. Management was responsive to the threats of the COVID-19 impact on cash flows and reduced spending in the areas of marketing by 76% between the three months ended December 31, 2020, compared with the three months ended December 31, 2019, as part of our overall effort to manage cash flows and delay unnecessary expenditures.

Operating expenses for the year ended December 31, 2020 increased by 69% or $11.967 million compared with the year ended December 31, 2019. The most significant increase noted relates to headcount, salaries, wages and benefits. Over the two year period ending December 31, 2020, the Company’s headcount increased by > 200 with the acquisitions of Agnity (Q2 2019), MTS (Q3 2019), CSA (Q1 2020), kanepi (Q4 2020), and headcount absorbed in the asset purchase of AirFusion. Salaries, wages and benefits represent 92.6% of revenues for the year ended December 31, 2020 compared with 78.1% of revenues for the year ended December 31, 2019. The Company was in the midst of ramping up an aggressive growth opportunity subsequent to the acquisition of MTS and CSA when the COVID-19 pandemic began. In an effort to continue on the momentum the Company had gained, we chose to retain the specialized and talented staff around the world, despite shut downs. Management determined that the potential cost to the Company to retain these specialized staff after the pandemic was over, outweigh the cost of continuing with the strategic plan as allowable during 2020. The Company was able to benefit from the various Canadian and US government assistance programs during the pandemic to assist in maintaining our highly specialized workforce during a time of global uncertainty.

Sales and marketing costs for the year ended December 31, 2020 were 51% less than the same period in the prior year due to specific measures and efforts being taken by management to manage cash flows in the face of COVID-19. Additionally, general and administration increased 74% for the year ended December 31, 2020, compared with the year ended December 31, 2019, primarily as a result of facilities and overhead associated with Agnity, which was only acquired in the beginning of April 2019, MTS for the full year in 2020, compared with only six months in 2019, and CSA, which was acquired in January 2020 and kanepi, which was acquired in Q4 2020.

OTHER OPERATING EXPENSES

	Three months ended December 31,			Year ended December 31,
	2020	2019	Change %	2020	2019	Change %
Professional and consulting fees	2.090	0.664	215%	8.886	4.352	104%
Share-based compensation	0.427	0.576	(26)%	1.454	1.468	(1)%
Depreciation and amortization	1.917	1.063	80%	6.778	4.044	68%
	$4.434	$2.303	93%	$17.118	$9.864	74%

PROFESSIONAL AND CONSULTING FEES

Professional and consulting fees increased 215% or $1.426 million during the three months ended December 31, 2020 compared with the three months ended December 31, 2019. These professional services are associated with the general efforts to raise capital, explore current and future acquisition opportunities, legal and accounting fees related to the quarterly reviews, technical accounting and advisory fees, valuation work associated with various acquisitions, controls and process documentation, Supplement filing, and up list applications for both the TSX and the NASDAQ. Additionally, certain expenses pertain to the Company’s efforts to expand to International markets, as described in the section “Fiscal Year, Expansion to International Markets” which have driven an increase in consulting fees related to this activity.

23 | Management Discussion and Analysis

Professional and consulting fees increased 104% or $4.534 million during the year ended December 31, 2020, compared with the year ended December 31, 2019, consistent with the increases noted in the three months period comparison.

SHARE-BASED COMPENSATION

Share-based compensation for the three months ended December 31, 2020 compared with the three months ended December 31, 2019 is consistent between both periods.

Share-based compensation for the year ended December 31, 2020, is comparable with the year ended December 31, 2019.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization decreased to $1.917 million for the three months ended December 31, 2020, compared to $1.063 million for the three months ended December 31, 2019, as a result of an increase in the intangibles assets associated with the acquisitions of CSA (Q1 - 2020), AirFusion (Q1 - 2020) and kanepi (Q4 - 2020).

Depreciation and amortization increased to $6.778 million for the year ended December 31, 2020, compared to $4.044 million for the year ended December 31, 2019. These changes were largely driven by the amortization of intangible assets acquired from Agnity, and MTS for the full year of 2020 compared with the same period in 2019. Further, additional depreciation and amortization came from intangible assets acquired from CSA, AirFusion in 2020 and kanepi in 2020.

.

OTHER LOSS (INCOME)

	Three months ended December 31,			Year ended December 31,
	2020	2019	Change %	2020	2019	Change %
Finance costs	1.694	1.585	7%	6.034	3.218	88%
Finance income	—	(0.003)	(91)%	(0.013)	(0.168)	(92)%
Foreign exchange loss (gain)	1.583	0.198	699%	1.198	0.494	142%
Impairment	—	0.092	(100)%	—	0.601	(100)%
Business acquisition costs and other expenses	0.501	0.582	(14)%	1.812	9.880	(82)%
Other income	(0.971)	—	100%	(2.919)	—	100%
	$2.807	$2.454	14%	$6.112	$14.025	(56)%

During the three months ended December 31, 2020, compared with the three-months ended December 31, 2019, components of other loss (income) were materially unchanged, with only a slight increase of 14%. The most notable increase was the 699% change in foreign exchange loss (gain) which resulted due to the timing of cash receipts and payment made in a variety of foreign currencies during the period. Other income showed a 100% increase to $0.971 million, a direct result of the Government COVID relief programs and associated funds received in the quarter.

The Company was active in raising financing for working capital needs through convertible debenture offering, taking on term loans, and adding on loans through business combinations. Finance costs in the year ended December 31, 2020, increased significantly as these instruments are interest-bearing, and the carrying amount of debts was significant compared with the same periods of the comparative year.

24 | Management Discussion and Analysis

The business acquisition costs decreased during the year ended December 31, 2020 as compared to the year ended December 31, 2019, as a result of one-time cost of over $9.800 million associated with the acquisition of MTS. Costs in 2020 were directly associated with the acquisition of CSA and AirFusion.

Other income during the year ended December 31, 2020, relates to the wage subsidies and benefits from low-interest loans received from the US and Canadian governments to help the Company alleviate the impact of the COVID-19 pandemic on its business.

Changes in foreign exchange loss (gain) for the year ended December 31, 2020 compared with the year ended December 31, 2019, as well as the quarters ended December 31, 2020 and December 31, 2019 is a result of the timing of cash receipts and payments in various currencies during the year and the fluctuating foreign exchange rates.

CURRENT AND DEFERRED INCOME TAXES

	Three months ended December 31,			Year ended December 31,
	2020	2019	Change %	2020	2019	Change %
Current tax recovery (expense)	0.397	(0.076)	(625)%	0.296	(0.182)	(263)%
Deferred tax recovery (expense)	(0.682)	0.651	(205)%	0.668	2.692	(75)%

Current tax recovery (expense) decreased by 625% from an expense of $0.076 million in the three months ended December 31, 2019, to a recovery of $0.397 million in the three months ended December 31, 2020. The increase is primarily due to the carry back of current year tax losses in MTS previous current tax recoveries in the first and second quarter of 2020 relating to year-to-date tax losses that the Company no longer anticipates it will carry back to previous taxation years for a refund of past taxes paid, as well as true-up adjustments resulting from MTS’s filing of prior year corporate tax returns in the third quarter of 2020. The resulting current tax expense has been largely offset by an increase in deferred tax recoveries related to the carryforward of additional tax losses and other tax attributes to future taxation years.

Deferred tax expense increased by 205% from a recovery of $0.651 million in the three months ended December 31, 2019, to an expense of $0.682 million in the three months ended December 31, 2020. During the three months ended December 31, 2019, the Company had recognized a deferred tax recovery of $0.360 million relating to deferred tax assets recognized through profit and loss to offset deferred tax liabilities recognized in equity on the issuance of its convertible debentures; no tax recoveries of this nature were recognized in the three months ended December 31, 2020. This was partially offset by the recognition of deferred tax recoveries related to the amortization of intangible assets from the acquisition of MTS and Agnity acquired in the first and second half of 2019, as well as true-up adjustments resulting from MTS’s filing of prior year corporate tax returns in the third quarter of 2020.

Current tax recovery (expense) increased by 263% from an expense of $(0.182) million in the year ended December 31, 2019, to a recovery of $0.296 million in the year ended December 31, 2020. The increase is primarily due to the carry back of current year tax losses in MTS to previous taxaton years for a refunds of past taxes paid, as well as true-up adjustments resulting from MTS’s filing of prior year corporate tax returns in the third quarter of 2020.

Deferred tax recovery decreased by 75% from $2.692 million in the year ended December 31, 2019, to $0.668 million in the year ended December 31, 2020. In 2019, the Company recognized a deferred tax recovery of $2.4 million relating to deferred tax assets recognized through profit and loss to offset deferred tax liabilities recognized in equity on the issuance of its convertible debentures; no tax recoveries of this nature were recognized in the year ended December 31, 2020. This was partially offset by the recognition of net deferred tax recoveries related to the amortization of intangible assets from the acquisitions of Agnity and MTS, which were acquired in the first and second half of 2019, respectively. The 2019 deferred income tax recovery has been increased by $815,000 to reflect the immaterial reclassification between income and equity and for the deferred income taxes related to convertible debentures issued.

25 | Management Discussion and Analysis

TOTAL ASSETS AND LIABILITIES

The Company’s total assets at at December 31, 2020 were $77.319 million compared to $59.859 million as at December 31, 2019. Total liabilities were $65.860 million compared to $53.741 million as at December 31, 2019.

The increase in total assets as at December 31, 2020 when compared to the prior fiscal year is primarily attributable to increases related to cash, prepaids, long-term receivables, and intangible and goodwill assets related to the acquisition of kanepi.

Cash and cash equivalents were $1.111 million at December 31, 2020 compared with $0.529 million at December 31, 2019. The increase of $0.582 million is attributable to the convertible debenture financing in December 31, 2020. Prepaid expenses and deposits also increased to $1.326 million at December 31, 2020 compared with $0.740 million at December 31, 2019. The increase of $0.586 million is attributable to an increase of $1.076 million in prepaid licenses and an increase of $0.293 million in prepaid services, offset by a decrease in all other prepaid expense categories. The increase in prepaid licenses was directly attributed to further expansion of the AssetCare™ product development.

Long-term receivable, current and long-term portions, increased to $8.080 million at December 31, 2020 from $4.703 million at December 31, 2019 attributed to the timing of several large customer contracts that were contracted in Q4 of 2020, compared with the prior year.

Right-of-use-assets decreased to $3.661 million as at December 31, 2020 from $4.207 million as at December 31, 2019. While the company acquired right-of-use-assets totaling $0.600 million during the year ended December 31, 2020 as a result of the acquisition of CSA (Q1, 2020) and kanepi (Q4, 2020), there was an offsetting amount of depreciation ($0.926 million) and lease modifications ($0.222 million) for the year ending December 31, 2020.

Intangible assets increased to $27.767 million at December 31, 2020 from $23.671 million at December 31, 2019 and goodwill increase to $27.087 million at December 31, 2020 from $18.759 million at December 31, 2019. These changes are directly attributable to the acquisitions made during the year ended December, 31, 2019 and December 31, 2020 ; Agnity (Q2, 2019), MTS (Q3, 2019), CSA and AirFusion (Q1, 2020), kanepi (Q4, 2020).

Total current liabilities as at December 31, 2020 were $28.248 million, compared with $17.740 million at December 31, 2019. Bank indebtedness decreased by $0.495 million as at December 31, 2020 compared with December 31, 2019 as a result of timing of payables and cash inflows. Trade payables and accrued liabilities increased from $8.837 million as at December 31, 2019 to $12.078 million as at December 31, 2020 primarily driven by an increase in outstanding trade payables and accrued salaries. Additionally, the proceeds from the convertible debenture issuance of $5.3 million have been classified as other current liabilities at December 31, 2020, the balance of which was nil at December 31, 2019. Furthermore, these increases were also impacted by the consolidated balances of newly acquired subsidiaries during fiscal 2020.

Convertible debentures increased to $19.535 million at December 31, 2020 compared with $17.536 million at December 31, 2019 as a result of interest accretion. Non-current lease liabilities of $3.110 million at December 31, 2020 decreased from $3.642 million at December 31, 2019 due to general repayment of lease liabilities in the normal course of business. Total loans and borrowings were flat between December 31, 2020 and December 31, 2019 with a higher proportion of loans and borrowings classified as current at December 31, 2020. Deferred income tax liability remained immaterially changed from December 31, 2019 to December 31, 2020.

26 | Management Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

In millions, unless otherwise stated

	2020				2019
For the quarter ended:	Q4	Q3	Q2	Q1 (adjusted) *	Q4	Q3	Q2 (recasted) **	Q1
Total Revenue	$9.223	$6.137	$5.010	$6.558	$10.009	$5.955	$2.048	$0.328
Loss from Continuing operations attributable to Parent company	$9.725	$9.417	$9.707	$8.021	$7.390	$18.115	$2.002	$2.332
Basic and diluted loss per share (in dollars) **	$0.36	$0.38	$0.51	$0.42	$0.44	$1.25	$0.22	$0.25
Loss attributable to Parent company	$9.725	$9.417	$9.707	$8.021	$7.390	$18.115	$2.002	$2.332
Basic and diluted loss per share (in dollars) **	$0.36	$0.38	$0.51	$0.42	$0.44	$1.25	$0.22	$0.25

* The results for the period ended March 31, 2020 have been updated from what was previously reported for adjustments to the CSA purchase price allocation as a result of measurement period differences, as well as certain immaterial other adjustments, as required by IFRS. There was no change in revenue as previously reported, however, total loss from continuing operations and loss attributable to parent Company has been adjusted from $9.497 million.

**The 2019 deferred income tax recovery has been increased by $815,000 to reflect the immaterial reclassification between income and equity and for the deferred income taxes related to convertible debentures issued.

FISCAL YEAR 2020

The increase in revenue in the fourth quarter of fiscal 2020 compared to the third quarter of fiscal 2020 relates predominately to connected assets and mobile enterprise workers. Overall Revenues from Q1 to Q2 dropped as a result of the impact of COVID-19 and then slowly began in rebound in Q3 as some restrictions began to ease world-wide and specifically, Q1 and Q2 of 2020 saw downward trends in Engineering services revenue as a result of Oil & Gas market fluctuations and the impact of COVID-19. This was off-set, however, as the Company was successful in growing its SaaS based AssetCare™ revenues and Q3 2020 began to show an upward trend in revenue as the impacts of COVID-19 were beginning to ease, and previous sales and marketing efforts are beginning to take shape.

FISCAL YEAR 2019

Beginning with Q2 of 2019, the Company began to experience significant growth through acquisitions of Agnity (Q2 2019) in combination with organic growth attributed incremental sales to acquired customers as well as incremental new customers. The significant revenue increase in Q3 2019 was due to revenues added specifically through the acquisition of MTS. This trend continued in Q4 2019 as the integration of these acquisitions, together with focused and deliberate efforts to further market and sell the AssetCare™ solution within the Oil & Gas market and the delivery of perpetual software licenses.

Losses from continuing operations attributable to the parent were fairly consistent each quarter, outside of #3, 2019 when the Company recognized $9.880 million of business acquisition costs in connection with the acquisition of MTS.

Q3 2019 marked a significant increase in loss from continuing operations and loss attributable to owners of the Company and is largely explained by the business acquisition costs incurred to acquire MTS (including one-time costs of over $9.800 million associated with transaction costs related to the acquisition), increased costs through consolidation of the newly acquired entities - Agnity (Q2 2019), MTS (Q3 2019) and CSA (Q1 2020) combined with increased sales and marketing, salaries, wages and benefits, and general and administration costs required to maintain the Company’s growth trajectory.

27 | Management Discussion and Analysis

SUMMARY OF STATEMENT OF CASH FLOWS

	December 31, 2020	December 31, 2019
Cash provided by (used in):
Operating activities	$(25.351)	(14.516)
Investing activities	(6.395)	(20.732)
Financing activities	32.352	34.465
Increase (decrease) in cash, before effect of exchange rate fluctuation	$0.606	$(0.783)

OPERATING ACTIVITIES

The Company’s “cash used” in operating activities for the year ended December 31, 2020, was $25.351 million and $14.516 million for the year ended December 31, 2019. The uses of cash remain primarily due to operations and increased spending to grow the Company and expand its presence in the market.

INVESTING ACTIVITIES

Cash used in investing activities was $6.395 million for the year ended December 31, 2020 as compared to cash used in investing activities of $20.732 million for the year ended December 31, 2019. The cash used in investing activities during the year ended December 31, 2020 primarily relates to the acquisition of CSA, AirFusion, kanepi and continuous development of our technology. For the same period in 2019, the cash used in investing activities primarily relates to the acquisition of MTS.

FINANCING ACTIVITIES

The Company had net cash received of $32.352 million for the year ended December 31, 2020 compared with net cash received of $34.465 million in the year ended December, 31, 2019. The net decrease of $1.963 million relates primarily to the reduction of $7.813 million in loan proceeds as at December 31, 2020 compared with the same period last year, offset by an increase of $9.314 million in public offerings, debentures and special warrants during the year ended December 31, 2020. The remaining increase of $0.462 million relates to changes in the repayment of lease liabilities and income tax with holdings on the vesting of restricted share units.

.

28 | Management Discussion and Analysis

CAPITAL RESOURCES, LIQUIDITY AND FINANCIAL INSTRUMENTS

CASH

On December 31, 2020, we had $1.111 million in cash as at December 31, 2020 and $0.529 million as at December 31, 2019. All cash was held in bank accounts, primarily with Canadian and US banks. The change in balance from December 31, 2019 to December 31, 2020 is primarily due to the timing of payments and receipts.

CREDIT FACILITY

The company has one general operating credit facility with a Canadian bank. The facility provides for up to $1.750 million of revolving credit available for general corporate purposes including the financing of ongoing working capital needs and acquisitions, with amounts available subject to margin requirements as defined in the loan agreement. As at December 31, 2020 the Company’s available for use under this facility was $0.751 million. As at December 31, 2020, the Company has drawn $0.923 million (December 31, 2019 - $1.420 million) and $0.000 million remained undrawn.

MASTERCARD FACILITY

The MasterCard Facility with a total limit of $0.750 million provides security to MasterCard for expenses outstanding on the Company issued credit cards, with amounts available subject to margin requirements as defined in the loan agreement. As at December 31, 2020, the facility was drawn to $0.601 million (December 31, 2019 - $0.107 million).

SHORT-FORM BASE SHELF PROSPECTUS

On April 17, 2020, the Company filed a final short form base shelf prospectus which will allow the Company to offer, from time to time, over a 25-month period, common shares, preferred shares, debt securities, subscription receipts, warrants and units with an aggregate value of up to $200 million.

On April 30, 2020, the Company filed a prospectus supplement to its short form base prospectus dated April 28, 2020 in connection with its $13.332 million private placement of special warrants, announced previously on December 17, 2019, January 14, 2020 and January 27, 2020.

On May 26, 2020 the Company announced completion of a $4.000 million unit offering, which closed, July 16, 2020.

On June 25, 2020, the Company announced an overnight public offering of $10.000 million dollars . The Company closed its offering, including the exercise in full of the over-allotement option for gross proceeds of $11.500 million.

Finally, on December 7, 2020, the Company announced it received US$2.798 million of convertible unsecured subordinated debentures, which was subsequently closed in January 2021.

CAPITAL RESOURCES

As at December 31, 2020, the Company had cash of $1.111 million compared with $0.529 million as at December 31, 2019.

The Company’s ability to fund current and future operations is dependent on it being able to generate sources of cash through positive cash flows from operations, equity and/or debt financing.

Based on its current business plan and the impacts of COVID-19 the Company has identified near-term capital needs. The Company’s near-term cash requirements relate primarily to operations, working capital and general corporate purposes. The Company updates its forecast regularly and considers additional financial resources as appropriate.

29 | Management Discussion and Analysis

The Company is actively working to become dually listed on the NASDAQ exchange. Additionally, the Company has created aggressive marketing and sales plans and increased headcount related to sales and business development, which is expected increase revenue and cash flow. To date, the Company received wage subsidies totaling $2.686 million and low-interest loans totaling $1.160 million from the US and Canadian government to help alleviate the negative impact of the COVID-19 outbreak to its business. The wage subsidies were recognized as other income in the consolidated statement of loss and comprehensive loss.

As at December 31, 2020, the Company has a $13.053 million working capital deficiency, as a result of significant cash outflows in operating and investing activities.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, external financing or key management to provide sufficient liquidity to meet budgeted operating requirements.

To the extent that the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. The Company has sustained losses in recent years, and its ability to continue as a going concern is dependent on the Company's ability to generate future profitable operations and cash flows and/or obtain additional financing.

While the Company has been successful in raising capital in the past, and management has a high degree of confidence that this trend of capital raising will continue, there is no assurance that it will be successful in closing further financings in the future. These audited financial statements do not give effect to any adjustments to the carrying value of recorded assets and liabilities, revenue and expenses, the statement of financial position classifications used, and disclosures that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Financing of future investment opportunities could be limited by current and future economic conditions, the covenants in our existing credit agreements and requirements imposed by regulators. As at December 31, 2020, the lender waived financial covenants.

30 | Management Discussion and Analysis

COMMITMENTS AND CONTINGENCIES

Below is a summary of the Company’s commitments as of December 31, 2020.

Payment due by period

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Lease obligations(1)	$1,955,590	$3,394,804	$2,750,068	$1,303,305	$9,403,767
Convertible Debentures - Principal	—	23,457,500	—	—	23,457,500
Convertible Debentures - Interest	2,350,750	1,172,155	—	—	3,522,905
Loans and borrowings - Principal	4,222,410	4,242,950	4,207,417	1,561,450	14,234,228
Loans and borrowings - Interest	743,782	1,071,628	522,659	40,672	2,378,741
Total	$9,272,532	$33,339,037	$7,480,144	$2,905,427	$52,997,141

(1) Lease obligations include estimated operating costs that are to be incurred pursuant to the terms of contracts.

The Company may be subject to a variety of claims and suits that arise from time to time in the ordinary course of business. Although management currently believes that resolving claims against the Company, individually or in aggregate, will not have a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. To date, there are no claims or suits outstanding against the Company.

There are no current plans or commitments for material capital expenditures.

FAIR VALUES

The carrying values of cash and cash equivalents, trades and other receivables, bank indebtedness, trade payables and accrued liabilities, other liabilities, business acquisition payable, and due to related parties approximate their fair values due to the immediate or short-term nature of these instruments. The fair values of long-term receivables, loans and borrowings, and convertible debentures approximate their carrying values as they were either recently issued by the Company or fair valued as part of the acquisition purchase price allocations or their interest rate approximates market rate. There has been no significant change in credit and market interest rates since the date of their issuance. Derivative asset is carried at fair value and revalued at each reporting date.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

RISK MANAGEMENT

The Board of Directors has overall responsibility for the determination of the Company’s capital and risk management objectives and policies while retaining ultimate responsibility for them. The Company’s overall capital and risk management program has not changed throughout the year. It focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. The finance department identifies and evaluates financial risks in close cooperation with management.

31 | Management Discussion and Analysis

CREDIT RISK

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company is mainly exposed to credit risk from credit sales. Management of the Company monitors the creditworthiness of its customers by performing background checks on all new customers focusing on publicity, reputation in the market, and relationships with customers and other vendors. Further, management monitors the frequency of payments from ongoing customers and performs frequent reviews of outstanding balances. The Company considers that there has been a significant increase in credit risk when contractual payments are more than 90 days past due.

Provisions for outstanding balances are established based on forward-looking information and revised when there are changes in circumstances that would create doubt over the receipt of funds. Such reviews are conducted on a continued basis through the monitoring of outstanding balances as well as the frequency of payments received. Accounts receivable are completely written off once management determines the probability of collection to be remote.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses the lifetime expected credit loss allowance for all trade and other receivables, unbilled revenue and long-term receivables. To measure the expected credit losses, trade receivables and other receivables, unbilled revenue, and long-term receivables have been grouped based on similar credit risk profiles and days past due. Unbilled revenue has a lower risk profile as the trade receivables for the same type of contracts, and therefore expected credit losses are estimated based on specific facts and circumstances at each reporting date. The Company has therefore concluded that the expected loss rates for the trade receivables are a reasonable approximation of the loss rates for unbilled revenue. The expected loss rates are based on payment profiles over a period of time and the corresponding historical credit losses experienced over this same period. The historical loss rates are adjusted to reflect relevant factors affecting the ability of the customer to settle the receivables.

As at December 31, 2020, the loss allowance was $606,030 (December 31, 2019 - $382,901). The entirety of the loss allowance relates to provisions for bad debt on trade and other receivables and long-term receivables.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk with respect to its cash and cash equivalent; however, the risk is minimal because of their short-term maturity. All of the Company’s interest-bearing debt instruments have fixed interest rates and are not subject to interest rate cash flow risk.

FOREIGN CURRENCY RISK

Foreign currency risk is defined as the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company maintains financial instruments and enters into transactions denominated in foreign currencies, principally in USD, exposing the Company to fluctuating balances and cash flows due to various in foreign exchange rates.

RELATED PARTY TRANSACTIONS

The related party transactions are in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company defines key management personnel as being the directors and key officers.

32 | Management Discussion and Analysis

For the year ended December 31, 2020, and 2019, the compensation awarded to key management personnel is as follows:

	Three Months Ended December 31,		Year ended December 31,
	2020	2019	2020	2019
Salaries, fees and short-term benefits	$0.404	$0.399	$1.683	$1.460
Share-based compensation	0.096	0.186	0.628	0.388
	$0.500	$0.585	$2.311	$1.849

DUE TO RELATED PARTY

At December 31, 2020, the Company had $0.813 million (December 31, 2019 - $0.799 million) due to an entity controlled by the principal owner of Agnity for purchase of assets. The amount is unsecured, non- interest bearing and due on demand. At December 31, 2020, the Company had $0.033 million (December 31, 2019 - nil) due to an officer of the company for working capital purposes. The amount is unsecured, non-interest bearing and due on demand.

At December 31, 2020, the Company had $0.116 million (December 31, 2019 - nil) due to key management personnel for salaries, fees, and short-term benefits. This balance is included in trade payables and accrued liabilities.

RELATED PARTY TRANSACTIONS

On May 15, 2019, the Company, through its wholly owned subsidiary, mCloud Technologies (Canada) Inc., executed a Master Services and Development Agreement (“MSDA”) with a related party entity sharing a common key management personnel. The related party entity was engaged to assist in developing temperature and occupancy sensors specific to the Company’s needs. During the year ended December 31, 2020, the Company recognized $0.130 million (year ended December 31, 2019 - $0.267 million) in capitalized research and development expenses relating to the MSDA. There were no outstanding payable balances in connection with the MSDA as at December 31, 2020.

The Company engaged an entity partially owned by the principal owner of Agnity to perform consulting services in the amount of $2.533 million during the year ended December 31, 2020 (year ended December 31, 2019 - $1.630 million). At December 31, 2020, the Company had $1.139 million (December 31, 2019 - $1.533 million) due to the entity included in trade payables and accrued liabilities.

CHANGES IN ACCOUNTING POLICIES

DEFINITION OF MATERIAL

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. This change had no impact on the amounts recognized in the Company's consolidated financial statements.

AMENDMENTS TO IFRS 3 BUSINESS COMBINATION

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3 Business Combination) which: (a) clarifies that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs; (b) narrows the definition of a business and of outputs by focusing on goods and services provided to customers; and (c) removes certain assessments and adds guidance and illustrative examples. The amendments introduced an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business.The Company adopted the standard effective January 1, 2020 and was applied on the acquisition of the intellectual property from AirFusion.

33 | Management Discussion and Analysis

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards are not yet effective for the year ending December 31, 2020, and have not been applied in the preparation of the consolidated financial statements:

In May 2020, the IASB amended IFRS 16 Leases to provide relief to lessees from applying the IFRS 16 guidance on lease modifications to rent concessions arising as a direct consequence of the COVID-19 pandemic. The amendment does not apply to lessors. The amendment to IFRS 16 will provide relief to lessees for accounting for rent concessions from lessors specifically arising from the COVID-19 pandemic. While lessees that elect to apply the practical expedient do not need to assess whether a concession constitutes a modification, lessees still need to evaluate the appropriate accounting for each concession as the terms of the concession granted may vary. This amendment is effective for annual reporting periods beginning on or after June 1, 2020. The adoption of this new standard is not expected to have any impact on the amounts recognized in the Company's consolidated financial statements.

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework (the 1989 Framework) with a reference to the current version issued in March 2018 (the Conceptual Framework) without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. The amendments must be applied prospectively and is effective for annual periods beginning on or after January 1, 2022. The adoption of this new standard is not expected to have any impact on the amounts recognized in the Company's consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

Management makes judgments, estimates and assumptions in the application of the Company’s accounting policies. These may affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the periods presented. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant, the results of which form the basis of the valuation of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years.

Judgments

Judgment is used in situations when there is a choice and/or assessment required by management. The following are critical judgments apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.

Going concern

The determination as to the Company’s ability to continue as a going concern is dependent on its ability to secure debt and equity financing, and to achieve profitable operations. Certain judgements were made when determining if and when the Company will secure debt and equity financing and achieve profitable operations.

34 | Management Discussion and Analysis

Determination of CGUs

For the purposes of assessing impairment of goodwill and non-financial assets, the Company must identify CGUs. Assets and liabilities are grouped into CGUs at the lowest level of separately identified cash flows. Determination of what constitutes a CGU is subject to management judgment. The composition of a CGU can directly impact the recoverability of non-financial assets included within the CGU. Management has determined that the Company has two CGUs: Agnity and the rest of mCloud.

Contingencies

Management uses judgment to assess the existence of contingencies. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. Management also uses judgment to assess the likelihood of the occurrence of one or more future events. As of December 31, 2020, contingent liabilities of the Company consist of contingent considerations from business combinations recorded under business acquisition payable in the statement of financial position.

Lease term

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of the lease liabilities and right-of-use assets recognized.

Taxation

Calculations for current and deferred taxes require management’s interpretation of tax regulations and legislation in the various tax jurisdictions in which the Company operates, which are subject to change. The measurement of deferred tax assets and liabilities requires estimates of the timing of the reversal of temporary differences identified and management’s assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire, which involves estimating future taxable income.

The Company is subject to assessments by various taxation authorities in the tax jurisdictions in which it operates, and these taxation authorities may interpret the tax legislation and regulations differently. In addition, the calculation of income taxes involves many complex factors. As such, income taxes are subject to measurement uncertainty and actual amounts of taxes may vary from the estimates made by management.

Acquisition of Agnity

Despite owning no voting rights, the Company determined that it exercises control over Agnity. The Company’s right to nominate a majority of the members of Agnity’s Operations Committee is what gives rise to the Company’s right and ability to direct the relevant activities of Agnity and to significantly affect its returns through the use of its rights. Refer to note 5(b) for further details.

Estimates

Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Critical accounting estimates are also those that could potentially have a material impact on the Company’s financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:

Expected credit losses

The Company recognizes an amount equal to the lifetime expected credit loss (“ECL”) on trade and long term receivables, other receivables, unbilled revenue and amounts due from related parties for which there has been a significant increase in credit risk since initial recognition. Loss allowances are measured based on historical experience and forecasted economic conditions. The amount of ECL is sensitive to changes in circumstances of forecast economic conditions.

35 | Management Discussion and Analysis

Useful lives of property and equipment and intangible assets

Depreciation of property and equipment and amortization of intangible assets is dependent upon estimates of useful lives and residual value which are determined through the use of assumptions. Estimates of residual value and useful lives are based on data and information from various sources including industry practice and historic experience. Although management believes the estimated useful lives of the Company’s property and equipment and intangible assets are reasonable, changes in estimates could occur, affecting the expected useful lives and salvage values of the property and equipment and intangible assets.

Revenue recognition - significant financing component

There is a significant financing component on certain contracts as payment terms exceed 12 months, considering the length of time between the customers’ payment and the delivery of performance obligations, as well as the prevailing interest rate in the market. Management estimates this rate based on the credit rating and historical experience with the customers.

Revenue recognition - variable consideration

Certain contracts entered into by the Company include variable considerations which require management to estimate the amount it will be entitled in exchange for transferring the goods and/or providing services to the customer. Management estimated the consideration using historical data and forward looking information available to the Company at the inception of the contract.

Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. In estimating the fair value, management is required to make certain assumptions and estimates such as the expected life of options, volatility of the Company's future share price, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in different outcomes.

Convertible debentures

The allocation of the proceeds from the issuance of convertible debentures between the liability and equity component requires management to use estimates. In determining the fair value of the liability component, the Company estimates the market interest rate for an equivalent non-convertible instrument.

Purchase price allocations

The consideration transferred and acquired assets and assumed liabilities are recognized at fair value on the date the Company effectively obtains control. The measurement of each business combination is based on the information available on the acquisition date. The estimate of fair value of the consideration transferred and acquired intangible assets (including goodwill), property and equipment, other assets and the liabilities assumed are based on estimates and assumptions. The measurement is largely based on projected cash flows, discount rates and market conditions at the date of acquisition.

Impairment of goodwill and other non-financial assets

Determining whether an impairment has occurred requires the valuation of the respective assets or CGU's, which the Company estimate the recoverable amount using a discounted cash flow method. The key estimates and assumptions used are revenue growth, gross margin, and discount rate. These estimates are based on past experience and management’s expectations of future changes in the market and forecasted growth initiatives.

36 | Management Discussion and Analysis

NON-IFRS FINANCIAL MEASURE: ADJUSTED EBITDA

The audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

IFRS does not recognize certain supplementary information and measures. These are provided when management believes they would assist the reader in better understanding the results of the Company. The calculations of the non-IFRS measures are consistent with the prior year comparable period. We have included EBITDA and Adjusted EBITDA as these measures.

EBITDA

EBITDA does not have a standardized meaning as prescribed by IFRS and is not recognized under IFRS. EBITDA refers to as “earnings before interest, taxes, depreciation and amortization”. Upon careful consideration, management presents this measure, as they believe this provides added value to analysts, investors and other interested parties. EBITDA demonstrates the result of the Company on a basis which excludes the impact of certain nonoperational items, however, readers are cautioned and reminded that EBITDA should not be interpreted as an alternative measure to net earnings (loss) determined in accordance with IFRS.

ADJUSTED EBITDA

Adjusted EBITDA is also, not a measure recognized in accordance with IFRS and does not have a prescribed or standardized meaning by IFRS. The Company defines Adjusted EBITDA attributed to shareholders as net income or loss excluding the impact of finance costs, finance income, foreign exchange gain or loss, current and deferred income taxes, depreciation and amortization, share-based compensation, impairment of long lived assets, gain or loss from the disposition of assets, certain salaries, wages and benefits and professional and consulting expenses that management does not consider in its evaluation of operational results specific to non-operational activities, and business acquisition costs and other expenses. It should be noted that Adjusted EBITDA is not defined under IFRS and may not be comparable to similar measures used by other entities.

The Company believes Adjusted EBITDA is a useful measure as it provides important and relevant information to management about the operating and financial performance of the Company. Adjusted EBITDA also enables management to assess its ability to generate operating cash flow to fund future working capital needs, and to support future growth. Excluding these items does not imply that they are non-recurring or not useful to investors.

Investors should be cautioned that Adjusted EBITDA attributable to shareholders should not be construed as an alternative to net earnings/(loss) or cash flows as determined under IFRS.

The information below reflects the financial statements of mCloud for the year ended December 31, 2020, compared with year ended December 31, 2019.

To date, in fiscal 2020, the Company has been active in closing three acquisitions and two financings, as discussed above. Upon signing binding Letters of Intent to acquire entities, the Company commences the immediate integration of each entity’s technology into AssetCare™. Acquisitions, financings, acquired technology integration, and new market expansion, accounted for many of the expenses as detailed in the tables below.

37 | Management Discussion and Analysis

RECONCILIATION OF NON-IFRS MEASURES

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
Net loss for the period	$(8.918)	$(4.213)	$(34.861)	$(27.895)
Add: Current tax expense	(0.397)	0.076	(0.296)	0.182
Add: Deferred income tax (recovery)	0.682	(0.651)	(0.668)	(2.692)
Add: Depreciation and amortization	1.917	1.063	6.778	4.044
Add: Finance costs	1.694	1.585	6.034	3.218
Less: Finance income	—	(0.003)	(0.013)	(0.168)
EBITDA	$(5.022)	$(2.144)	$(23.026)	$(23.311)
Less: Other income	(0.971)	—	(2.919)	—
Add: Share-based compensation	0.427	0.576	1.454	1.468
Add: Foreign exchange loss	1.583	0.198	1.198	0.494
Add: Business acquisition costs and other expenses	0.501	0.582	1.812	9.880
Add: Salaries, wages and benefits (a)	1.794	0.974	8.354	3.094
Add: Professional and consulting (a)	1.672	0.332	7.109	2.611
Adjusted EBITDA	$(0.016)	$0.518	$(6.018)	$(5.764)

(a) Management does not take certain of these expenses into account in its evaluations of regular operation as they are non-operational in nature, including (i) structural migration of acquired businesses, (ii) one-time rationalizations, (iii) resources aimed at non-operational activities, and (iv) fees associated with non-operational activities.

38 | Management Discussion and Analysis

OUTSTANDING SHARE DATA

As at the date of this report, the following securities were outstanding:

Shares issued and outstanding	27,518,135
Share purchase warrants	5,794,577
Stock options	1,302,767
Restricted share units	673,824

DISCLOSURE CONTROLS AND PROCEDURES

mCloud’s disclosure controls and procedures (DCP), as defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings (NI 52-109) are designed to provide reasonable assurance that information required to be disclosed in our filings under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. They are also designed to provide reasonable assurance that all information required to be disclosed in these filings is accounted for, accumulated and communicated to management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as appropriate. This is meant to allow for timely decisions regarding public disclosure. While we regularly review our disclosure controls and procedures, we cannot provide absolute assurance that all information required to be disclosed in our filings is reported within the time periods specified in securities legislation because of the limitations in control systems to prevent or detect all misstatements due to error or fraud.

Our management, including the CEO and CFO, conducted an evaluation of the effectiveness of our DCP as of December 31, 2020. Based on this evaluation, we concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by our Company in reports it files or submits is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the British Columbia Securities Commission Form 52-109FV1 Certification of Annual Filings Venture Issuer Basic Certificate. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our Company’s management, including our Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our Company have been detected.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (ICFR), as defined in NI 52-109. ICFR means a process designed by or under the supervision of the CEO and CFO, and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of mCloud are being made only in accordance with authorizations of management and directors of mCloud; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of mCloud’s assets that could have a material effect on the financial statements.

39 | Management Discussion and Analysis

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2020 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, our management concluded our internal control over financial reporting were effective as at December 31, 2020 and the previously reporting control deficiencies were remediated. These included (i) a lack of written policies and procedures for accounting, and financial reporting; and (ii) inadequate review of accounting entries and accounting positions; and (iii) inadequate segregation of incompatible duties.

During the period covered by this annual report, we were able to remediate the material weaknesses identified above.

REMEDIATION OF MATERIAL WEAKNESSES

Control deficiencies were detected as part of the preparation of filing the Company’s December 31, 2019 audited financial statements. These deficiencies resulted in the restatement of the previously filed September 30, 2019 Interim Financial Statements, and were deemed to be material weaknesses over internal controls over financial reporting. The Company took the following remediation steps:

a.	Engagement of an external firm to assist with the review, documentation and implementation of controls in accordance with the COSO framework.
b.	Enhancing the skills, expertise and manpower of the accounting and financial reporting team
c.	Implementation of sophisticated software for consolidations, financial statement, and MDA preparation
d.	Engaged valuation experts for all purchase price accounting
e.	Implementation of segregation of duties and multi-layer approvals for accounting transactions
f.	Engaging subject matters experts in the accounting analysis and presentation of material transactions.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

As a result of our consolidation of Agnity and our acquisition of MTS and kanepi, the Company experienced significant changes in internal controls over financial reporting as described above. As noted above, our remediation efforts were extensive. In addition to the items noted above, the Company has also made a significant investment in its finance function, adding a Director of Financial Reporting, Manager of Financial Reporting, and a Senior Controller, all with extensive backgrounds in audit (Canada and the USA) and financial reporting for publicly traded companies in both Canada and the USA, as well as expertise in IFRS and US GAAP accounting. The Company continues to engage subject matter experts for the analysis of complex accounting, acquisition and equity transactions.

40 | Management Discussion and Analysis

RISK FACTORS AND UNCERTAINTIES

This MD&A contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein and therein may include, but is not limited to, information relating to:

•	the expansion of the Company's business to new geographic areas, including Australia, China, Southeast Asia, Continental Europe and the Middle East;
•	the performance of the Company's business and operations;
•	the intention to grow the business and operations of the Company;
•	expectations with respect to the advancement of the Company's products and services, including the underlying technology;
•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Company's existing customer base;
•	the estimated market value of the potential connected commercial buildings and industrial sites the Company could service;
•	the acceptance by customers and the marketplace of the Company's products and solutions;
•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Company's products;
•	the ability to successfully leverage current and future strategic partnerships and alliances;
•	the anticipated trends and challenges in the Company's business and the markets and jurisdictions in which the Company operates;
•	the ability to obtain capital;
•	the competitive and business strategies of the Company;
•	sufficiency of capital; and
•	general economic, financial market, regulatory and political conditions in which the Company operates.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 31 to 44 of the Company's annual information form dated June 24, 2020. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

41 | Management Discussion and Analysis

In connection with the forward-looking information and forward-looking statements contained in this MD&A, the Company has made certain assumptions, including, but not limited to:

•	the Company will be able to successfully consolidate acquired businesses with the Company's existing operations;
•	the Company will be able to incorporate acquired technologies into its AssetCare platform;
•	the Company will be able to realize synergies with acquired businesses;
•	the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition;
•	the Company will continue to comply with regulatory requirements;
•	the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business;
•	development activities and wide-spread acceptance of the use of AI;
•	no significant changes to our effective tax rate, recurring revenue, and number of shares outstanding;
•	the Company will be able to scale its services and reach all potential markets;
•	the estimated number of connected commercial buildings and industrial sites the Company can service is accurate;
•	key personnel will continue their employment with the Company, and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost-efficient manner; and
•	general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this MD&A are made as of the date of this MD&A. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

RISK MANAGEMENT

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies while retaining ultimate responsibility for them. The Company is exposed to a variety of financial risks by virtue of its activities: market risk, credit risk, interest rate risk and liquidity risk. The Company’s overall risk management program has not changed throughout the year and focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the leadership team in each of their respective areas of responsibility under policies approved by the Board of Directors.

42 | Management Discussion and Analysis